UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period of **October 2007**

Commission File Number: **0-51212**

Jet*Gold* corp.

(Translation of registrant's name into English)

JET GOLD CORP.
Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____

Documents Included as Part of this Report

<u>**Exhibit No.**</u> **Document**

   1   News Release dated October 15, 2007
   2.   Material Change Report Dated October 15, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Corp.

Date: October 31, 2007

Signed: *Robert L. Card*

Name: **Robert L. Card,**
Title: **President**

Jet Gold Corp

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

OPTIONS GRANTED

October 15, 2007 – JET GOLD CORP (TSX.V-JAU) (the "Company") Robert L. Card, President reports that the Company has granted 775,000 Share Purchase Options at a price of $0.185 per share to directors and officers of the Company pursuant to the Company's Stock Option Plan.

On behalf of the Board of Directors
Jet Gold Corp

"Robert L. Card"

Robert L. Card
President


Form 51-102F3

MATERIAL CHANGE REPORT


ITEM 1   **REPORTING ISSUER**

Jet Gold Corp.
("Jet Gold" or the "Company")
1102 – 475 Howe Street
Vancouver, BC   V6C 2B3

ITEM 2   **DATE OF MATERIAL CHANGE**

October 15, 2007

ITEM 3   **PRESS RELEASES**

Issued October 15, 2007 at Vancouver, BC

ITEM 4   **SUMMARY OF MATERIAL CHANGE**

Jet Gold has granted 775,000 Share Purchase Options at a price of $0.185 per share to directors and officers of the Company.

ITEM 5   **FULL DESCRIPTION OF MATERIAL CHANGE**

Jet Gold has granted 775,000 Share Purchase Options at a price of $0.185 per share to directors and officers of the Company for a five year term pursuant to the Company's Stock Option Plan.

ITEM 6   **RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102**

Not applicable.

ITEM 7   **OMITTED INFORMATION**

Not applicable.

ITEM 8   **EXECUTIVE OFFICER**

Robert Card, President at (604) 687-7828

ITEM 9   **DATE OF REPORT**

October 15, 2007


JET GOLD CORP.

"Robert L. Card"

_____
Robert L. Card
President
